Exhibit 99.1

Interim Report for Q3 2026

IQM Quantum Computers Grows Order Backlog 52% Year to Date;

Reaffirms FY 2026 Guidance

IQM Quantum Computers Plc, Stock Exchange Release, Interim Report November 5, 2026 at 08:00 (EET)

ESPOO, FINLAND | November 5, 2026 | IQM Quantum Computers (Nasdaq: IQMX) (“IQM” or the “Company”), a global leader in superconducting quantum computers, today announced financial results for the third quarter and first nine months of 2026.

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Booked EUR 42.2 million of new orders in Q3, led by LUMI-IQ Halocene, bringing year-to-date order intake to EUR 52.9 million
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Order backlog of EUR 102.5 million at September 30, 2026, up 52% from the start of the year
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Q3 revenue of EUR 8.9 million, up 51% year-over-year
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Cash and cash equivalents of EUR 260.4 million at September 30, 2026
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To date, 31 quantum computers sold globally, 17 delivered, 17 in production

“Q3 was a quarter of strong commercial momentum, with record new orders booked, our largest contract to date signed, and an expanded presence across four continents," said Dr. Jan Goetz, Co-Founder and Chief Executive Officer. “This quarter, a leading AI factory committed to a multi-year path toward logical qubits on IQM hardware, not just buying today's machine but investing in a roadmap they trust we will deliver. For years, the open question was whether quantum computers could work at all. Today, it is whether they can be built, delivered and operated at the pace the world needs them — and that is exactly what IQM was built for. With our first 150-qubit systems already at customer sites, we are focused on execution and building momentum toward our first error-correction demonstrators in 2027.”

Third Quarter 2026 Operational and Financial Highlights:

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Extended IQM’s customer base to a fourth continent with its first quantum computer sale in South America, an IQM Spark for the Eldorado Research Institute in Campinas, Brazil’s largest technology cluster.
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Announced the sale of second full-stack quantum computer to TOYO Corporation, an IQM Spark for TOYO's R&D center in Tokyo, supporting Japan’s national goal of ten million quantum users by 2030.

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Booked the first order for IQM Halocene, IQM’s error-correction platform, through a EUR 33 million contract with CSC’s LUMI AI Factory for a system on track to become Europe’s first superconducting quantum computer with logical qubits.
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Selected for Phase 1 of the EuroHPC Joint Undertaking’s Quantum Grand Challenge, which aims to integrate European quantum hardware into supercomputing centers across Europe.
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Started integrating Quantistry’s assets, adding an AI-powered chemistry and materials simulation platform and an experienced team that lets chemists and engineers, not just quantum specialists, run their own use cases.
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Gross margin of 47% in Q3, compared to 46% in the second quarter.
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Cash and cash equivalents of EUR 260.4 million as of September 30, 2026, compared to EUR 309.4 million following the July listing, reflecting operating cash outflow, one-time listing costs and capital investment in fab and assembly capacity.

Key Figures

Unaudited interim condensed consolidated statement of loss

	For the three months ended September 30,		For the nine months ended September 30,
in EUR thousand	2026	2025	2026	2025

Revenue from contracts with customers	8,857	5,877	17,727	11,911
Cost of revenue	(4,696)	(3,541)	(9,961)	(7,168)
Gross profit	4,161	2,336	7,766	4,743

Selling expenses	(4,349)	(1,418)	(11,398)	(3,784)
General and administrative expenses	(27,035)	(2,748)	(53,236)	(9,660)
Research and development expenses	(20,354)	(13,737)	(54,401)	(39,387)
Impairment losses (including reversals of impairment losses) on financial assets	127	-	147	(4)
Other operating income	5,137	1,512	8,279	2,450
Other operating expenses	(1,870)	(64)	(1,876)	(112)
Share listing expense	(127,055)	-	(127,055)	-
Operating loss	(171,236)	(14,119)	(231,773)	(45,754)

Finance income	23,359	1,795	28,426	2,764
Finance costs	(4,530)	(288)	(23,930)	(4,138)
Loss before income tax	(152,407)	(12,612)	(227,278)	(47,128)

Income tax	(223)	-	(249)	(59)
Loss for the period	(152,630)	(12,612)	(227,527)	(47,187)

Attributable to:
Equity holders of the parent	(152,630)	(12,612)	(227,527)	(47,187)

Loss per share (in EUR) attributable to the ordinary equity holders of the company:
Basic loss per share	(0.81)	(0.41)	(2.72)	(1.54)
Diluted loss per share	(0.81)	(0.41)	(2.72)	(1.54)

“Revenue for the first nine months of 2026 grew 49% year-over-year, entirely from commercial contracts with no public funding or grants in that figure,” added Jan Kürschner, Chief Financial Officer. “We ended the quarter with EUR 260.4 million in cash, providing a strong foundation for our business as we continue to invest with discipline in customer deliveries, our technology roadmap, and expanding our fab capacity.”

2026 Financial Outlook

We are reiterating our full-year 2026 guidance:

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Full-year order intake of 65 million to 75 million Euros.
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Full-year revenue of 42 million to 47 million Euros.

IQM recognizes revenue from standardized systems at the point when the customer accepts the system, not when it ships or is installed. Acceptance depends partly on factors on the customer side, such as site readiness, cooling and power infrastructure, and public-sector procurement sign-off.

Larger, customized projects are recognized over time as milestones are reached. If an acceptance moves by a few weeks across a quarter-end, the revenue moves with it; the contract value, the backlog and the cash profile do not change.

Detailed Discussion

This release contains a summary of IQM Quantum Computers’ financial results for the third quarter and first nine months of 2026. The summary focuses on group-level financial information and the Company’s outlook. Detailed financial information and notes are available in the interim report accompanying this release and on the Company's website at https://investors.iqm.tech/. We encourage investors to review the tables and notes in the full report as well.

Conference Call Details

IQM will host a conference call today, November 5, 2026, at 3:00 PM EET / 2:00 PM CET / 8:00 AM EST to discuss its third quarter 2026 financial results. A live audio webcast will be available in the News & Events section of the Company’s Investor Relations website at https://investors.iqm.tech/. A replay will be available at the same location for one year following the call.

About IQM Quantum Computers

IQM Quantum Computers (Nasdaq: IQMX) is a global leader in integrated quantum computing, delivering full-stack superconducting quantum computers to enterprises, research institutions, universities, high-performance computing centers and national laboratories worldwide. With more on-premises systems sold than any other manufacturer, IQM gives customers direct ownership and control of quantum computers that integrate with their supercomputing and AI infrastructure, with cloud access also available through IQM Resonance. From processors made in its own fabrication facility to an open software stack, IQM is advancing toward fault-tolerant quantum computing. Founded in 2018 and headquartered in Espoo, Finland, with major operations in Munich, Germany, IQM employs more than 450 people across Europe, Asia and North America. IQM is the first publicly listed European quantum company on the Nasdaq Stock Market.

Contacts

IQM Media contact

press@iqm.tech

IQM Investor contact

investors@iqm.tech

Key Operating Metrics

In addition to the measures presented in our consolidated financial statements, we use order backlog and order intake as indicators of future revenues from existing signed orders. This approach provides management with a transparent bridge from confirmed orders to revenue, linking sales performance with revenue realization, while remaining consistent with the external definition of backlog as confirmed, not yet recognized orders. We believe these metrics provide useful information for the market to understand and evaluate our results of operations in the same manner as our management team. Order backlog represents the value of binding customer orders that have been confirmed but not yet recognized as revenue at a point in time. We calculate order backlog as the point in time balance of order Intake less recognized revenue. Order intake represents the total monetary value of binding customer orders signed during the period, excluding pipeline or expected orders, and reflects new business secured and future revenue generation. These metrics are presented for supplemental informational purposes only, should not be considered substitutes for financial information presented in accordance with IFRS Accounting Standards, and may differ from similarly titled metrics or measures presented by other companies. In this release, we have provided our order backlog as of September 30, 2026.

Cautionary Language and Forward-Looking Statements

Certain statements herein that are not historical facts are forward-looking statements. These forward-looking statements may be identified by the use of terms and phrases such as “believe,” “expect,” “intends,” “outlook,” “may,” “will,” and other similar terms and phrases. Such forward-looking statements include, but are not limited to, statements regarding IQM’s strategies, future or anticipated market or competitive position, business plans and future performance, including IQM’s cash runway and outlook for the full-year 2026. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements, including, but not limited to: A) expectations, plans, benefits or outlook related to our strategies, projects, programs, product launches, growth management, licenses, intellectual property, sustainability and other ESG targets, operational key performance indicators and decisions on market exits or expansions; B) expectations, plans or benefits related to future performance of our businesses (including the expected impact, timing and duration of potential global pandemics, geopolitical conflicts and the general or regional macroeconomic conditions on our businesses, our supply chain, the timing of market changes or turning points in demand and our customers’ businesses); C) expectations and targets regarding financial performance and results of operations, including market share, prices, net sales, order backlog, order intake, income, margins, cash flows, cost savings, the timing of receivables, operating expenses, provisions, impairments, tariffs, taxes, currency exchange rates, hedging, investment funds, inflation, product cost reductions, competitiveness, value creation, and revenue generation in any specific region; D) our ability to execute, expectations, plans or benefits related to transactions, investments and changes in organizational structure and operating model, including the expansion of our manufacturing and production capacity; E) expectations related to the commercialization and market acceptance of quantum technology and the timing and progress of product development; and F) other risks and uncertainties described in IQM’s public filings and regulatory releases from time to time. These statements are based on management's best assumptions and beliefs in light of the information currently available to them. IQM anticipates that subsequent events and developments may cause its views to change. IQM specifically disclaims any obligation to update the forward-looking statements in this stock exchange release except as required by law. These forward-looking statements should not be relied upon as representing IQM’s views as of any date subsequent to the date hereof.

Interim condensed consolidated statement of financial position

	Unaudited
in EUR thousand	September 30, 2026	December 31, 2025
Assets
Non-current assets
Intangible assets	2,645	920
Property, plant and equipment	63,266	57,931
Right-of-use assets	10,137	10,949
Financial assets	1,300	910
Total non-current assets	77,348	70,710
Current assets
Inventories	34,287	13,491
Contract assets	7,130	7,286
Trade receivables	12,059	15,489
Other financial assets	1,337	876
Other current assets	19,671	11,216
Cash and cash equivalents	260,418	146,544
Total current assets	334,902	194,903

Total assets	412,250	265,613

in EUR thousand	September 30, 2026	December 31, 2025
Equity and liabilities
Equity
Share capital	80	3
Capital reserves	789,194	438,157
Retained earnings	(459,770)	(232,243)
Other reserves	222	(16)
Total equity	329,725	205,900
Non-current liabilities
Financial liabilities	2,160	9,222
Lease liabilities	11,285	12,185
Employee benefits	12	14
Total non-current liabilities	13,457	21,420
Current liabilities
Trade payables	16,145	8,855
Lease liabilities	2,385	2,475
Financial liabilities	22,871	8,525
Contract liabilities	4,680	7,406
Employee benefits	10,854	5,908
Other current liabilities	12,133	5,124
Total current liabilities	69,068	38,292
Total liabilities	82,525	59,713

Total equity and liabilities	412,250	265,613

Unaudited interim condensed consolidated statement of cashflows

	For the nine months ended September 30,
in EUR thousand	2026	2025

Loss for the period	(227,527)	(47,187)

Adjustments for:
Depreciation expense, amortization and impairment	9,587	9,378
Provisions	-	(40)
Other adjustments for non-cash items	(348)	(69)
Share listing expense	127,055	-
Share-based payments	15,236	3,460
Finance income/cost	(4,496)	1,237
Income tax expense	249	59
Changes in:
Inventories	(20,797)	(1,969)
Contract assets	157	(3,136)
Trade receivables	3,382	(210)
Other financial assets	(1,781)	-
Other assets	(15,254)	(36,133)
Trade payables	7,290	1,627
Contract liabilities	(2,714)	(1,444)
Employee benefits	4,725	115
Other liabilities	7,025	(245)
Income taxes paid	(249)	(2)
Cashflow from operating activities	(98,458)	(74,559)

Payments for acquisition of business, net of cash acquired	(1,900)	-
Proceeds from disposals of property, plant, and equipment	-	21
Purchases of property, plant and equipment	(8,173)	(3,630)
Refund from purchase of property, plant and equipment	1,000	-
Payments for acquisition of subsidiary - net of cash	(7)	-
Deposits and guarantees	(391)	176
Interest received	2,443	1,152
Cashflow from investing activities	(7,027)	(2,281)

Proceeds from equity contributions	208,463	270,299
Transaction costs related to equity contributions	(5,496)	(617)
Share buybacks	-	(22,421)
Exercise of warrants	20,468	-
Proceeds from loans and borrowings	5,000	7
Transaction costs related to loans	(775)	-
Repayments of loans and borrowings	(5,250)	(5,961)
Repayments of lease liabilities	(2,000)	(2,837)
Lease incentives received	-	824
Interest paid	(1,836)	(788)
Cashflow from financing activities	218,575	238,505

Net increase/(decrease) in cash and cash equivalents	113,090	161,666
Cash and cash equivalents at the beginning of year	146,544	17,247
+ Effects of exchange rate changes on cash and cash equivalents	784	(43)
Cash and cash equivalents at the end of period	260,418	178,870

Attachments

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Interim Report